SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-12448

FLOW INTERNATIONAL CORPORATION

VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

(Full Title of the Plan)

FLOW INTERNATIONAL CORPORATION

(Issuer of the securities held pursuant to the Plan)

23500 - 64th Avenue South

Kent, Washington 98032

(Address of principal executive offices)

Flow International Corporation

Voluntary Pension and

Salary Deferral Plan

Financial Statements and

Supplemental Schedules

December 31, 2006 and 2005

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Advisory Committee

Flow International Corporation Voluntary

  Pension and Salary Deferral Plan

Kent, Washington

We have audited the accompanying statements of net assets available for benefits of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (“the Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Flow International Corporation Voluntary Pension and Salary Deferral Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PETERSON SULLIVAN PLLC

July 12, 2007

Seattle, Washington

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Statements of Net Assets Available for Benefits

December 31,	2006	2005
Assets
Investments, at fair value
Mutual funds	$26,910,689	$23,266,440
Collective trust fund	2,937,209	3,052,786
Flow International Corporation unitized common stock fund	2,181,672	1,837,985
Participant loans	358,373	448,551

Total assets	32,387,943	28,605,762

Liabilities
Other	7,943	860

Net assets available for benefits, at fair value	$32,380,000	$28,604,902

Adjustment from fair value to contract value for fully benefit-responsive investment contracts.	18,149	(2,243)

Net assets available for benefits	$32,398,149	$28,602,659

See accompanying notes to the financial statements.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2006
Additions
Investment income:
Net appreciation in fair value of investments	$2,567,189
Interest & dividends	1,237,394

3,804,583
Contributions:
Employer	816,906
Participants’	2,031,640
Rollovers from other qualified retirement plans	335,521

Total additions	6,988,650

Deductions
Benefits paid to participants	3,186,021
Administrative expenses	7,139

Total deductions	3,193,160

Net increase	3,795,490
Net assets available for benefits, beginning of year	28,602,659

Net assets available for benefits, end of year	$32,398,149

See accompanying notes to the financial statements.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1.	Plan Description	The following description of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan for the benefit of eligible employees of Flow International Corporation and its subsidiaries and Flow Autoclave Systems, Inc., (collectively “the Company”). The plan was established October 1, 1986. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 1999, Flow International Corporation formed a joint venture with Autoclave Systems, Inc., an independent third party. Employees in the newly created Flow Autoclave Systems, Inc. were admitted to the Plan at that time, changing the Plan status from single-employer to multiple-employer as Flow Autoclave, Inc. was less than 80% owned by Flow International Corporation. Subsequently in October 2005, Flow International Corporation sold its 51% ownership in Flow Autoclave Systems, Inc. to an affiliate of Gore Technology Group, LLC, a Los Angeles-based private equity firm, changing the Plan status from multiple-employer back to single employer. While Flow Autoclave Systems, Inc. employees can remain part of the Plan, they can no longer make contributions (or receive any matching or other contributions from the Company).
Trustee and Administrator of the Plan

The Plan is administered by an Advisory Committee appointed by the Board of Directors of the Company. Contributions to the Plan and net Plan earnings thereon are held by the Plan trustee under terms of a trust agreement with American Stock Transfer and Trust Company (“AST”). The funds must be used for the exclusive benefit of Plan participants and their beneficiaries.

Eligibility

Employees of the Company that are not members of a collective bargaining unit are eligible to participant in the Plan. Employees who are members of a collective bargaining unit are eligible to participate in the Plan only if the collective bargaining agreement provides for eligibility in the Plan.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1.	Plan Description (Continued)	Employees are eligible for participation in the Plan upon the first quarterly open enrollment period after commencement of employment and are eligible for the Company match, if any, one year following that date.

Contributions

Eligible employees may elect to contribute up to 40% of pretax annual compensation (up to 15% for highly compensated employees), as defined in the Plan, subject to certain limitations under the Internal Revenue Code (IRC). The Plan also allows catch up contributions for participants age 50 and over and for transfers into the Plan from other qualified retirement plans (“Rollovers”).

The Company may make matching contributions or other additional discretionary contributions to the Plan in amounts determined by the Advisory Committee. Effective September 30, 2002, the Company suspended its matching program. Effective May 9, 2005, the Company reinstated its matching program to provide for a matching contribution of 50% of the first 6% of employee compensation contributed by participants with less than 5 years of service as defined in the Plan document and 75% of the first 6% of employee compensation contributed by participants with more than 5 years of service as defined in the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Voting Rights

Each participant invested in the Company’s unitized common stock fund is entitled to exercise voting rights and tender decisions attributable to the shares allocated to his or her account. The Advisory Committee is responsible for tabulating and complying with the voting or tendering instructions it receives from participants. If the participant does not instruct the Advisory Committee with regard to a voting or tendering decision, the shares are voted or tendered as instructed by the fund.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1.	Plan Description (Continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions and earnings thereon generally vest with individual participants based upon years of service with the Company. Participants become 100% vested ratably over five years of service or if the participant reaches the normal retirement age of 65, dies, or becomes disabled while in the service of the Company.

Participant Loans

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participants vested account balance. A participant’s vested account balance does not include the value of assets that are directly invested in the Flow Fund. Loan terms shall not exceed five years, except for the purchase of a primary residence, in which case the maximum is ten years.

The loans are collateralized by the vested balance in the participant’s account. The rate charged on participant loans is the prime rate (8.25% and 8.00% at December 31, 2006 and 2005, respectively) plus 1%, as of the first day of the quarter in which the loan is approved. Interest rates on outstanding participant loans range from 5.00% to 9.50% at December 31, 2006. Principal and interest is paid ratably not less than monthly.

Payment of Benefits

Vested benefits are immediately payable upon the retirement, death or disability of a Plan participant. Vested benefits are also payable upon the request of a Plan participant at termination of employment with the Company or after having attained the age of 59 1/2 while in the service of the Company. The Plan allows hardship withdrawals to eligible participants. The Advisory Committee has the right to distribute participant accounts upon termination of service for participants with balances not exceeding

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1.	Plan Description (Continued)

$1,000 effective March 28, 2005. Prior to this date, the threshold for involuntary distributions was $5,000. On termination of service due to death, disability, retirement or other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeitures

Unvested forfeited investment balances are used to reduce future employer contributions. For 2006 forfeitures totaling $5,967 were allocated to participants based on contributions eligible for employer matching. Forfeitures pending utilization were $6,128 and $2,102 at December 31, 2006 and December 31, 2005 respectively.

Administrative Expenses The Plan provides that administrative expenses may be paid by either the Plan or the Company.

2.	Summary of Significant Accounting Policies	Basis of Preparation The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Advisory Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

The Plan allows participants to direct contributions into choices that include mutual funds, a collective trust fund that has an underlying investment in a benefit-responsive insurance contract with MetLife Insurance Company and the Flow Fund. The underlying investment securities within these investment vehicles are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Refer to the Company’s Forms 10-K and 10-Q filings regarding risks associated with Flow International Corporation’s common stock.

Investment Valuation and Income Recognition

Investments are valued at their fair market value. Mutual funds are stated at fair value based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The collective trust fund’s estimated fair value and contract value is based on the underlying benefit-responsive investment contract with MetLife Insurance Company, as reported by the fund’s trustee. Flow International Corporation common stock is valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Benefits Paid to Participants Benefits are recorded when paid.

Recently Issued Accounting Policies

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required and permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principals from the application of this Statement relate to the definition of fair value, the method used to measure fair value, and expanded disclosures about the fair value measurements. As of December 31, 2006, the Plan Sponsor does not believe the adoption of SFAS No. 157 will impact the financial statement amounts; however, additional disclosures may be required about the inputs used to develop the measurement and the effect of certain of the measurements on changes in net assets for the period.

Adoption of New Pronouncement

As described in the Financial Accounting Standards Board Staff Position, FSP Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Statements of Net Assets Available for Benefits presents the adjustments of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on contract value basis. The FSP was appliedprepared retroactively on the statement of net assets available for benefits to incorporate the financial information as of December 31, 2005.

3.	Investments

Upon enrollment in the Plan, participants may direct their investments among 12 mutual funds, one collective trust fund, and a fund comprised primarily of investment in the common stock of Flow International Corporation (“Flow Fund”). Investments are stated at fair value.

Quoted market prices are used to determine the fair value of the equity securities of the Flow International Company Common Stock Fund. Because investments in the Flow Fund are not diversified, this investment may present higher than average volatility. Therefore, the Plan states that a participant is limited to investing no more than 25% of the balance in his or her account in the Flow Fund.

The MetLife Stable Value Fund (collective trust fund) is an “AA” rated fund that invests primarily in a benefit responsive insurance contract that provides for a guaranteed rate of return established each quarter. In determining the net assets available for benefits, the collective trust fund is included in the accompanying financial statements at contract value, which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses. As provided in the FSP, (see above) an investment contract is generally valued at contract value, rather than at fair value, to the extent it is fully benefit responsive. The crediting interest rate during 2006 averaged 4.46% and yielded 4.20%. The crediting rate is based on a formula agreed upon with the issuer, with no minimum crediting rate. The collective trust fund is fully benefit-responsive and participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with MetLife. The Plan administrator believes the occurrence of such events that would also limit the Plan’s ability to transact at contract value with the Plan participants is not probable.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

3.	Investments (Cont.)	All Plan investments are held in trust at AST. The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits.

December 31,	2006	2005
Mutual Funds:
Rainier Small/Midcap Equity Fund	$4,631,991	$4,265,266
American Funds The Growth Fund of America Class A	4,810,515	3,334,379
Oppenheimer Global Fund Class A	3,517,178	2,972,510
Vanguard 500 Index Fund Admiral Shares	2,799,986	2,523,649
American Funds Europacific Growth Fund Class A	3,255,444	2,034,051
PIMCO Total Return Fund Class A	1,925,771	1,745,789
American Century Ultra Advisor Fund		1,592,208
Van Kampen Growth & Income Fund Class A	1,700,032
Flow Int’l Corp Unitized Common Stock Fund	2,181,672	1,837,985
Collective Trust Fund:
MetLife Stable Value Fund, at contract value	2,955,358	3,050,543

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Year Ended December 31,	2006
Investments at fair value as determined by quoted market price:
Mutual Funds	$1,805,659
Flow International Corporation Unitized Common Stock Fund	610,624
Collective Trust Fund	150,906

$2,567,189

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

4.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

5.	Federal Income Taxes	The Plan obtained its latest determination letter dated May 20, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.	Non-Exempt Transactions	The Plan amended the loan agreement so as to conform the loan to the provisions of ERISA and the IRC. As of December 31, 2006 and 2005, the Plan held 212,066 and 233,043 shares of common stock in the Company (employer securities) with a fair value of $2,181,672 and $1,837,985, respectively. During the year ended December 31, 2006, the Plan purchased shares of common stock of the Company at a cost of $520,674 and sold shares of common stock of the Company for proceeds of $787,611.

Supplemental Schedule

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

EIN: 91-1104842

Plan Number: 002

	December 31, 2006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mutual Funds:
	Rainier Small/Mid Cap Equity Fund	Mutual Fund	**	$4,631,991
	American Funds The Growth Fund of America Class A	Mutual Fund	**	4,810,515
	Oppenheimer Global Fund Class A	Mutual Fund	**	3,517,178
	Vanguard 500 Index Fund Admiral Shares	Mutual Fund	**	2,799,986
	American Funds Europacific Growth Fund Class A	Mutual Fund	**	3,255,444
	PIMCO Total Return Fund Class A	Mutual Fund	**	1,925,771
	Van Kampen Growth & Income Fund Class A	Mutual Fund	**	1,700,032
	Davis New York Venture Fund Class A	Mutual Fund	**	1,441,226
	Allianz NFJ Small Cap Value Fund Class A	Mutual Fund	**	1,305,968
	Van Kampen Strategic Growth Fund Class A	Mutual Fund	**	413,863
	Vanguard Extended Market Index Fund Admiral Shares	Mutual Fund	**	481,627
	American Funds Washington Mutual Investors Fund Class A	Mutual Fund	**	627,088
	Total Mutual Funds			26,910,689

** Cost information is not required for participant-directed investments.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

EIN: 91-1104842

Plan Number: 002

December 31, 2006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Collective Trust Fund: MetLife Stable Value Fund (Contract Value)	Common Collective Trust	**	$2,955,358

*	Flow International Corporation Unitized Common Stock Fund: Flow International Corporation Common Stock	Common Stock Fund	**	2,181,672

*	Participant loans	Maturing at various dates through October 2012 Interest rates ranging from 5.0% to 9.5%	0	358,373

	Total investments			$34,406,092

** Cost information is not required for participant-directed investments.

Exhibit Index

Number	Title

23.1	Consent of Peterson Sullivan, PLLC, Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Plan Advisory Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOW INTERNATIONAL CORPORATION VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

Date: July 16, 2007	/s/ JOHN S. LENESS
John S. Leness General Counsel/Secretary